SO 3/22/05

SECURITIES AND EXCHANGE COMMISSION

05039822

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 052889

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2005 WASHINGTON, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banc Investment Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 Pine Street, Ste. 601
(No. and Street)

San Francisco (City) California (State) 94104 (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Mike Dohren 415.399.1900
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1145 Broadway Plaza, Ste. 900 (Address) Tacoma (City) Washington (State) 98402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

McGladrey & Pullen
Certified Public Accountants

Banc Investment Group, LLC

Financial Report
December 31, 2004

Banc

Investment

Group

LLC

Financial

Report

December 31

2004

Contents

Independent Auditor's Report 1

Financial Statements

Supplemental Schedules

OATH OR AFFIRMATION

I, Chris Nichols, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banc Investment Group, LLC, as of 2/25, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

State of California, County of San Francisco
Subscribed & sworn to (or affirmed) before me on this 25 day of February, 2005, by CHRIS NICHOLS personally known to me or proved to me on the basis of satisfactory evidence to be the person (s) who appeared before me.

Notary Public

Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA

ALL-PURPOSE

ACKNOWLEDGEMENT

STATE OF CALIFORNIA)

COUNTY OF SAN FRANCISCO)

On 2/25/05 before me, Thom O'Brien, Notary Public
DATE — NAME, TITLE OF OFFICER - E.G., "JANE DOE, NOTARY PUBLIC"

personally appeared, CHRIS NICHOLS

personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

THOM O'BRIEN
COMM. # 1458656
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 25, 2007

[signature] (SEAL)
NOTARY PUBLIC SIGNATURE

OPTIONAL INFORMATION

TITLE OR TYPE OF DOCUMENT ANNUAL AUDITED REPORT

DATE OF DOCUMENT ______ NUMBER OF PAGES ______

SIGNER(S) OTHER THAN NAMED ABOVE ______

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
Banc Investment Group, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of **Banc Investment Group, LLC** as of December 31, 2004, and the related statements of income, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Banc Investment Group, LLC** as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Tacoma, Washington
February 4, 2005

Financial

Statements

Statement of Financial Condition

Banc Investment Group, LLC
December 31, 2004

Assets	
Cash and cash equivalents	$ 277,677
Deposits with clearing organization	1,196,170
Accounts receivable	233,517
Intangible assets	250,000
Capitalized software development costs, net of accumulated amortization of $94,962	134,211
Furniture and equipment, net of accumulated depreciation of $24,416	217,599
Other assets	54,743
Total assets	**$2,363,917**
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 8,296
Accrued liabilities	314,044
Total liabilities	**322,340**
Commitments and Contingencies	--
Member's Equity	**2,041,577**
Total liabilities and member's equity	**$2,363,917**

See notes to financial statements.

Statement of Income

Banc Investment Group, LLC
Year Ended December 31, 2004

Revenues	
Fixed income securities revenue	$ 865,335
Loan brokerage fees	457,884
Other transactional revenue	991,096
Consulting fees	248,133
Secured federal funds program	55,519
Other	71,031
Total revenues	**2,688,998**
Expense	
Compensation and benefits	1,616,616
Professional services	211,133
Facilities and overhead	103,692
Marketing and travel	139,458
Clearing expense	95,493
Depreciation and amortization	80,810
Other	32,285
Total expense	**2,279,487**
Net income	**$ 409,511**

See notes to financial statements.

Statement of Member's Equity

Banc Investment Group, LLC
Year Ended December 31, 2004

Balance, December 31, 2003	$1,632,066
Net income	409,511
Balance, December 31, 2004	**$2,041,577**

See notes to financial statements.

Statement of Cash Flows

Banc Investment Group, LLC
Year Ended December 31, 2004

Cash Flows from Operating Activities	
Net income	$ 409,511
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	80,810
Changes in assets and liabilities:	
Accounts receivable	(66,169)
Other assets	(5,336)
Accounts payable and accrued liabilities	88,040
Securities purchased under agreements to resell	(57,634,996)
Securities sold under agreements to repurchase	57,634,996
Net cash provided by operating activities	**506,856**
Cash Flows from Investing Activities	
Capitalized software development costs	(79,226)
Purchase of furniture and equipment	(217,877)
Net cash used in investing activities	**(297,103)**
Change in cash and cash equivalents	**209,753**
Cash and Cash Equivalents	
Beginning of Year	1,264,094
End of year	**$ 1,473,847**

See notes to financial statements.

Banc Investment Group, LLC
December 31, 2004

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of Business

Banc Investment Group, LLC (the Company), a wholly owned subsidiary of Pacific Coast Bankers' Bancshares (the Parent Company) was formed in May 2002 and commenced operations in August 2002. The Company operates as a securities broker-dealer and offers a wide range of capital market products to independent financial institutions, including fixed income, cash equivalent, loan brokerage, and tax advantaged investments. The Company also offers consulting services such as asset/liability management, portfolio restructuring, and portfolio accounting.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

The Company is registered with and regulated by the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Financial Statement Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The company considers all highly liquid investments, including deposits with clearing organization, with an original remaining maturity of three months or less at the date of purchase to be cash equivalents.

(continued)

Banc Investment Group, LLC
December 31, 2004

Note 1 - Operations and Summary of Significant Accounting Policies *(continued)*

Software Development Cost

Costs incurred to develop internal-use computer software, including direct costs of materials and services consumed and payroll-related expenses incurred, are capitalized and amortized on a straight-line basis over the estimated useful life of the internal-use software.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or their estimated useful lives.

Intangible Assets

Intangible assets consist of a broker dealer license and goodwill with a recorded value of $250,000 as of December 31, 2004. Intangible assets determined to have indefinite useful lives are not amortized until their useful lives are determined to be no longer indefinite. If an intangible asset that is not subject to amortization is subsequently determined to have a finite life, the asset will be subject to impairment testing and amortized prospectively over its estimated remaining useful life. It has been determined that the broker dealer license has an indefinite useful life. The intangible assets are tested annually for impairment and whenever events or circumstances indicate that intangible assets might be impaired. Any such impairment will be recognized as an expense immediately. Based upon its most recent analysis, the Company believes no impairment of intangible assets exists as of December 31, 2004.

Revenue Recognition

Securities transactions and the related revenue are recorded on a settlement date basis, generally three business days after trade date for municipal securities and one business day after trade date for U.S. government securities. As of December 31, 2004 and for the period then ended, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis. Consulting revenue is recognized as services are provided. ATM funding program and secured federal funds program revenue are recorded based on the contractual fees earned, including daily transaction fees. Most other types of revenue are recognized as earned when the service is provided or product delivered.

Income Taxes

The Company is a Limited Liability Company (LLC) and therefore not subject to federal or state income taxes. The Company's income and losses are distributed to its member in accordance with applicable sections of the Internal Revenue Code and the LLC Operating Agreement. Accordingly, tax liabilities are the member's responsibility except for the minimum state tax requirement and limited liability company fees.

(continued)

Banc Investment Group, LLC
December 31, 2004

Note 1 - Operations and Summary of Significant Accounting Policies *(concluded)*

Recent Accounting Pronouncements

The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities on the statement of financial condition. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows, determined at each statement of financial condition date, with the change in that value reported as interest expense on the statement of income. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported on the statement of financial condition as equity, and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have a significant effect on the accompanying financial statements.

Note 2 - Transactions with Clearing Organization

The Company has an agreement with Bear Stearns, whereby Bear Stearns clears all security transactions, carries all customer accounts, and performs certain other services. The agreement is cancellable upon 30 days prior written notice of either party. Through March 2004, a similar agreement was in place with Banc of America Securities, LLC. As part of this agreement, the Company is required to maintain deposits with the clearing organizations. The amount of such balances for the year ended December 31, 2004 totaled $300,000 and was recorded in deposits with clearing organization on the statement of financial condition.

Note 3 - Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The cost of maintenance and repairs is charged to expense as incurred.

Note 4 - Commitments

The Company's former office space is rented under a noncancellable sublease agreement expiring in 2006. Rent expense totaled $53,000 for the year ended December 31, 2004. The Company moved locations during 2004, but is still obligated on the aforementioned sublease agreement. Subsequent to December 31, 2004, the Company entered into a sublease agreement to rent the office space. Rental income to be received is $2,506 per month through March 31, 2006, which coincides with the lease termination date. At December 31, 2004, the Company rents its current office space on a month-to-month basis from its Parent. Minimum rental commitments under this lease are as follows for the year ending December 31:

(continued)

Banc Investment Group, LLC
December 31, 2004

Note 4 - Commitments *(concluded)*

2005	$56,145
2006	14,034
	70,179
Less sublease income	(35,091)
	$35,088

Note 5 - Employee Benefit Plan

The Parent Company offers a 401(k) defined contribution plan to those employees who have successfully completed 90 days of service. The plan is a non-matching, self-directed plan to defer compensation as provided in Section 401(k) of the Internal Revenue Code. Eligible and participating employees may contribute up to 15% of their compensation, subject to certain limits based on federal tax laws.

The Parent Company offers a profit-sharing plan for employees eligible to participate after working 500 hours. Contributions vest to the employee equally over a four-year period. The Company contributed $48,199 for the year ended, December 31, 2004.

Note 6 - Risks and Uncertainties

The Company's direct exposure to credit risk is concentrated in any cash deposits in excess of applicable insurance limits. The Company reduces its exposure to this risk by maintaining cash deposits with only high quality financial institutions.

Additionally, in the normal course of business, the Company enters into financial transactions involving the execution and settlement of transactions by third parties for the benefit of its clients. These activities may expose the Company to indirect credit risk in the event a client or third party is unable to fulfill its contractual obligations.

Note 7 - Net Capital Requirements

The Company is a broker-dealer subject to the SEC's Uniform Net Capital Rule (SEC rule 15c 3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c 3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1. At December 31, 2004, the Company had net capital of $1,127,134, which was $1,105,645 in excess of its required net capital of $21,489. The Company's net capital ratio was 3.5 to 1 at December 31, 2004.

Supplemental

Schedules

Banc Investment Group, LLC
December 31, 2004

Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1

Computation of Net Capital	
Member's equity	$2,041,577
Deductions:	
Accounts receivable	(233,517)
Intangible assets	(250,000)
Software development costs, net	(134,211)
Furniture and equipment, net	(217,599)
Other assets	(54,743)
Haircut on money market mutual funds	(24,373)
Net capital	**$1,127,134**
Computation of Net Capital	
Aggregate indebtedness	**$322,340**
Computation of Basic Net Capital Requirement	
Minimum net capital required (minimum of $5,000 or 6-2/3% of aggregate indebtedness)	**$21,489**
Ratio of aggregate indebtedness to net capital	3.50% to 1%

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2004, computed by Banc Investment Group, LLC in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on audited financial statements.

Schedule 2 - Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3

Banc Investment Group, LLC is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

Schedule 3 - Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Banc Investment Group, LLC is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Member
Banc Investment Group, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of **Banc Investment Group, LLC** (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling their responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5
(concluded)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Tacoma, Washington
February 4, 2005